Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

The Goldman Sachs Group, Inc. $2,034,000 Leveraged Buffered Basket-Linked Notes due 2018

This pricing supplement addendum relates to $634,000 principal amount of notes, which we call the “reopened notes,” which are being initially offered on the date of this pricing supplement addendum.  $1,400,000 principal amount of the notes were issued on December 11, 2013, as described in the accompanying pricing supplement no. 2553 dated December 4, 2013.  The original notes and the reopened notes have identical terms and conditions and have the same CUSIP (38147Q3E4) and ISIN (US38147Q3E45) numbers. In this pricing supplement addendum, the term “notes” means, collectively, the reopened notes and the original notes.

The following information supplements, and should be read with, the accompanying pricing supplement no. 2553 dated December 4, 2013, the accompanying product supplement no. 1626 dated August 24, 2012, the accompanying general terms supplement dated September 23, 2013, the accompanying prospectus supplement dated September 19, 2011 and the accompanying prospectus dated September 19, 2011.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page PS-11 of the accompanying pricing supplement no. 2553.  You should read the additional disclosure regarding the terms of the notes, risk factors and the basket and basket underliers in the accompanying pricing supplement no. 2553 so that you may better understand the risks of your investment.

The estimated value of your notes at the time the terms of the reopened notes were set on the trade date for the reopened notes (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) was equal to approximately $1,004 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will use for account statements and otherwise exceeds the estimated value of your notes as determined by reference to these models as described on the cover of pricing supplement no. 2553.

Original issue date:	May 19, 2014	Original issue price:	102.00% of the face amount of the reopened notes
Underwriting discount:	0.68% of the face amount of the reopened notes	Net proceeds to the issuer:	101.32% of the face amount of the reopened notes

We may decide to sell more notes after the date the reopened notes were traded (May 12, 2014) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement addendum, the accompanying pricing supplement no. 2553, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No. 2553 Addendum dated May 12, 2014

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this pricing supplement addendum in connection with offers and sales of the notes in market-making transactions.

About Your Notes

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc.  This pricing supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•     Pricing supplement no. 2553 dated December 4, 2013

•     Product supplement no. 1626 dated August 24, 2012

•     General terms supplement dated September 23, 2013

•     Prospectus supplement dated September 19, 2011

•     Prospectus dated September 19, 2011

The information in this pricing supplement addendum supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.

The Basket and the Basket Underliers

The Basket

The basket is comprised of three basket underliers with the following initial weights within the basket:  the S&P 500® Index (50.00%); the EURO STOXX 50® Index (30.00%); and the iShares® MSCI Emerging Markets ETF (20.00%).

The S&P 500® Index

The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The S&P 500® Index is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”).

As of May 6, 2014, the 500 companies included in the S&P 500® Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses):  Consumer Discretionary (11.88%), Consumer Staples (9.77%), Energy (10.76%), Financials (15.97%), Health Care (13.20%), Industrials (10.73%), Information Technology (18.52%), Materials (3.53%), Telecommunication Services (2.48%) and Utilities (3.16%). (Sector designations are determined by the basket underlier sponsor using criteria it has selected or developed.  Index sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The above information supplements the description of the basket underlier found in the accompanying general terms supplement. This information was derived from information prepared by the basket underlier sponsor, however, the percentages we have listed above are approximate and may not match the information available on the basket underlier sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock. For more details about the basket underlier, the basket underlier sponsor and license agreement between the basket underlier sponsor and the issuer, see “The Underliers — S&P 500® Index” on page S-35 of the accompanying general terms supplement.

“Standard & Poor’s” and “S&P” are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by The Goldman Sachs Group, Inc.  The “S&P 500® Index” is a product of S&P Dow Jones Indices LLC, and has been licensed for use by The Goldman Sachs Group, Inc.  The Goldman Sachs Group, Inc.’s notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates and neither S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates make any representation regarding the advisability of investing in such notes.

The EURO STOXX 50® Index

The EURO STOXX 50® Index is a capitalization-weighted index of 50 European blue-chip stocks and was created by STOXX Limited, a joint venture among Deutsche Boerse AG, Dow Jones & Company, Inc. and SWX Swiss Exchange. Publication of the EURO STOXX 50® Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The level of the EURO STOXX 50® Index is disseminated on, and additional information about the index is published on, the STOXX Limited website:  http://www.stoxx.com. We are not incorporating by reference the website or any material it includes in this pricing supplement addendum. STOXX Limited is under no obligation to continue to publish the EURO STOXX 50® Index and may discontinue publication of the EURO STOXX 50® Index at any time.

The top ten constituent stocks of the EURO STOXX 50® Index as of May 12, 2014, by weight, are:  Total S.A. (6.26%), Sanofi (4.66%), Bayer AG (4.26%), Banco Santander S.A. (4.22%), Siemens AG (4.13%), BASF SE (3.86%), Daimler AG (3.23%), Anheuser-Busch InBev N.V. (3.07%), BNP Paribas S.A. (2.84%) and Allianz SE (2.77%); constituent weights may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically.

As of May 12, 2014, the sixteen industry sectors which comprise the EURO STOXX 50® Index represent the following weights in the index:  Automobiles & Parts (6.05%), Banks (16.44%), Chemicals (9.79%), Construction & Materials (3.21%), Food & Beverage (7.09%), Health Care (5.52%), Industrial Goods & Services (10.03%), Insurance (8.97%), Media (1.22%), Oil & Gas (9.65%), Personal & Household Goods (3.44%), Real Estate (0.96%), Retail (1.99%), Technology (3.81%), Telecommunications (5.52%) and Utilities (6.32%); industry weightings may be found at

http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically. Percentages may not sum to 100% due to rounding. Sector designations are determined by the basket underlier sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of May 12, 2014, the seven countries which comprise the EURO STOXX 50® Index represent the following weights in the index:  Belgium (3.07%), France (36.47%), Germany (31.91%), Ireland (0.77%), Italy (8.42%), Netherlands (6.73%) and Spain (12.63%); country weightings may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically.

The above information supplements the description of the EURO STOXX 50® Index found in the accompanying general terms supplement. This information was derived from information prepared by the basket underlier sponsor, however, the percentages we have listed above are approximate and may not match the information available on the basket underlier sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock.  For more details about the EURO STOXX 50® Index, the basket underlier sponsor and license agreement between the basket underlier sponsor and the issuer, see “The Underliers — EURO STOXX 50® Index” on page S-58 of the accompanying general terms supplement.

The EURO STOXX 50® is the intellectual property of STOXX Limited, Zurich, Switzerland and/or its licensors (“Licensors”), which is used under license. The securities or other financial instruments based on the index are in no way sponsored, endorsed, sold or promoted by STOXX and its Licensors and neither STOXX nor its Licensors shall have any liability with respect thereto.

The iShares® MSCI Emerging Markets ETF

The shares of the iShares® MSCI Emerging Markets ETF are issued by iShares, Inc., a registered investment company. The iShares® MSCI Emerging Markets ETF seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index.  The iShares® MSCI Emerging Markets ETF trades on the NYSE Arca under the ticker symbol “EEM”.  BlackRock Fund Advisors serves as the investment advisor to the iShares® MSCI Emerging Markets ETF.

The following tables display the top holdings and weighting by sector and country of the basket underlier.  This information has been obtained from the iShares website without independent verification.

iShares® MSCI Emerging Markets ETF Stock Weighting by Country as of April 21, 2014*

Country:	Percentage (%)**
Brazil	11.15%
Chile	1.54%
China	18.67%
Colombia	1.09%
Czech Republic	0.27%
Egypt	0.15%
Greece	0.62%
Hungary	0.23%
India	6.60%
Indonesia	2.71%
Korea, Republic Of	15.97%
Malaysia	3.83%
Mexico	5.05%
Peru	0.45%
Philippines	0.98%
Poland	1.72%
Russian Federation	4.94%
South Africa	7.69%
Taiwan, Province Of China	11.88%
Thailand	2.29%
Turkey	1.63%
Other	0.55%

iShares® MSCI Emerging Markets ETF Stock Weighting by Sector as of April 21, 2014*

Sector	Percentage (%)**
Consumer Discretionary	9.14%
Consumer Staples	8.59%
Energy	10.69%
Financials	26.44%
Health Care	1.69%
Industrials	6.49%
Information Technology	16.78%
Materials	9.27%
Telecommunication Services	6.85%
Other	0.55%
Utilities	3.52%

iShares® MSCI Emerging Markets ETF Top Ten Constituents as of April 21, 2014*

Name	Percentage (%)
SAMSUNG ELECTRONICS CO LTD	3.79%
TAIWAN SEMICONDUCTOR MANUFAC	2.56%
TENCENT HOLDINGS LTD	1.80%
CHINA MOBILE LTD	1.45%
CHINA CONSTRUCTION BANK-H	1.32%
IND & COMM BK OF CHINA-H	1.19%
GAZPROM OAO	1.14%
NASPERS LTD-N SHS	1.07%
ITAU UNIBANCO HOLDING S-PREF	1.04%
HYUNDAI MOTOR CO	0.96%
Total	16.32%

*A list of constituent stocks can be found at  http://us.iShares.com/product_info/fund/overview/EEM.htm

**Percentages may not sum to 100% due to rounding.

The above information supplements the description of the basket underlier found in the accompanying general terms supplement. This information was derived from information prepared by the basket underlier sponsor, however, the percentages we have listed above are approximate and may not match the information available on the basket underlier sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock.  For more details about the basket underlier, the basket underlier sponsor and license agreement between the basket underlier sponsor and the issuer, see “The Underliers — The iShares® MSCI Emerging Markets ETF” on page S-78 of the accompanying general terms supplement.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BITC”).  The securities are not sponsored, endorsed, sold, or promoted by BITC.  BITC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BITC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

The MSCI Indexes are the exclusive property of MSCI Inc. (“MSCI”).  The securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such securities.

Historical High, Low and Closing Levels of the Basket Underliers

The following information supplements the information provided in the accompanying pricing supplement no. 2553 dated December 4, 2013.  The closing levels of the basket underliers have fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing levels of the basket underliers during any period shown below is not an indication that the basket underliers are more or less likely to increase or decrease at any time during the life of your notes.

Quarterly High, Low and Closing Levels of the S&P 500® Index

2013
Quarter ended December 31	1,848.36	1,655.45	1,848.36
2014
Quarter ended March 31	1,878.04	1,741.89	1,872.34
Quarter ending June 30 (through May 12, 2014)	1,896.65	1,815.69	1,896.65

Quarterly High, Low and Closing Levels of the EURO STOXX 50® Index

2013
Quarter ended December 31	3,111.37	2,902.12	3,109.00
2014
Quarter ended March 31	3,172.43	2,962.49	3,161.60
Quarter ending June 30 (through May 12, 2014)	3,230.33	3,091.52	3,206.97

Quarterly High, Low and Closing Levels of the iShares® MSCI Emerging Markets ETF

2013
Quarter ended December 31	43.66	40.44	41.77
2014
Quarter ended March 31	40.99	37.09	40.99
Quarter ending June 30 (through May 12, 2014)	42.32	40.82	42.32

Historical Basket Levels

The following graph is based on the basket closing level for the period from January 1, 2008 through May 12, 2014 assuming that the basket closing level was 100 on January 1, 2008.  We derived the basket closing levels based on the method to calculate the basket closing level as described in the accompanying pricing supplement no. 2553 and on actual closing levels of the relevant basket underliers on the relevant date.  The basket closing level has been normalized such that its hypothetical level on January 1, 2008 was 100.  As noted in the accompanying pricing supplement no. 2553, the initial basket level was set at 100 on December 4, 2013.  The basket closing level can increase or decrease due to changes in the levels of the basket underliers.

Supplemental Plan of Distribution

See “Supplemental Plan of Distribution” on page S-49 of the accompanying product supplement no. 1626. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, will be approximately $5,000.

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the reopened notes specified on the front cover of this pricing supplement addendum.  Goldman, Sachs & Co. proposes initially to offer the reopened notes to the public at the original issue price set forth on the cover page of this pricing supplement addendum, and to certain securities dealers at such price less a concession not in excess of 0.38% of the face amount.  Goldman, Sachs & Co. may pay a fee equal to all or substantially all of the concession to CAIS Capital, LLC in connection with its marketing efforts related to the offered notes.

We will deliver the reopened notes against payment therefor in New York, New York on May 19, 2014, which is the fifth scheduled business day following the date of this pricing supplement addendum and of the pricing of the reopened notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the reopened notes offered by this pricing supplement addendum have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such reopened notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.